

December 27, 2012

Via E-mail
Mr. Bruce J. Schanzer
President
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

>   **Re: Cedar Realty Trust, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 6, 2012**
>   **File No. 001-31817**

Dear Mr. Schanzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Items 1 and 2. Business and Properties, page 3

The Company's Properties, page 4

1.   Please include disclosure that clarifies how average base rent for your properties is calculated. To the extent tenant concessions, such as free rent, are not reflected in the measure, please expand your disclosure to quantify how concessions would impact the calculation in future Exchange Act periodic reports.

Item 1A. Risk Factors, page 16

2.   We note your disclosure that Ahold NV accounted for approximately 16% of your total revenues in 2011 through its ownership of two of your larger tenants, Giant Food Stores and Stop & Shop, Inc. Please tell us what consideration, if any, management gave to

addressing the risk of this tenant concentration in your risk factor section. We may have further comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

3.   We note you have not included disclosure regarding your same-property NOI. Please advise us whether you consider same-property NOI a key performance indicator.   In addition, with respect to same-property NOI and your disclosure of properties held in both periods, describe how you define those properties excluded, i.e. ground-up developments, redevelopment properties and properties treated as held for sale/conveyance. Please also describe in additional detail the income and expenditures included in Property NOI, such as tenant improvement and leasing commissions, lease termination fees and property marketing costs. We may have further comment.

4.   In future Exchange Act periodic reports, please expand your analysis to address the relative impact of same store portfolio performance changes including a discussion address of the relative impact of changes in same store occupancy and same store average rent, including the impact of any tenant concessions.

Results of Operations, page 39

5.   In future Exchange Act periodic reports, please expand your disclosure to discuss leasing results for the prior period, including disclosure regarding new leases and renewals, tenant improvement costs and leasing commissions. Please present such disclosure in a manner by which investors could understand such information on a per square foot basis. Please also revise your results of operations to compare rents on renewed leases to prior rents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel